SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

Completion of Issuance of Overseas Convertible Bonds

1.	Class of bonds:	Zero coupon convertible bonds due 2010 (direct, unconditional, unsubordinated in right of payment, and subject to a negative pledge covenant, unsecured)

2.	Aggregate face value:	up to USD 475 million (including the greenshoe option of USD 75 million)

3.	Amount of net proceeds on April 19

	A. Foreign currency:	USD 397.5 million (equivalent to KRW 406,046 million)

4.	Course of events

A. Issuance approval date: April 12, 2005

B. Contract date: April 12, 2005

C. Subscription date: April 12, 2005

D. Closing date: April 19, 2005

5.	Restriction on acquisition and exercise of rights by Korean:

–       Pursuant to Article 62-2 of Korean Regulation on Securities Issuance and Disclosure Act, Korean residents (as defined under the Foreign Exchange Transactions Act) shall not acquire the convertible bonds or exercise rights thereunder for one year from the date of bond issuance.

6.	Others

A. The above aggregate face value of the convertible bonds includes the issued amount of USD 400 million on April 19 plus the greenshoe option of USD 75 million provided to the bookrunners.

B.     The above amount of net proceeds of the convertible bonds in U.S. Dollars is the issued amount of USD 400 million on April 19 (without considering the greenshoe option) minus the underwriting commission.

C.     The above amount of net proceeds of the convertible bonds in Korean Won is calculated at the exchange rate in effect on April 19, 2005 as firstly announced by Seoul Money Brokerage Services, Ltd. of KRW 1,021.50 to USD 1.00.

D.     The greenshoe option of the bookrunners is exercisable from April 12, 2005 to May 12, 2005. The Company will disclose the final amount of net proceeds in a subsequent filing if the greenshoe option is exercised.

7.	Relevant disclosure date: April 12, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 20, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer